UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 8 February 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

HARMONY™

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the
second quarter and six months
ended 31 December 2009

Shareholder information

Issued ordinary share capital at 31 December 2009	426 079 492

Market capitalisation

At 31 December 2009 (ZARm)	32 293
At 31 December 2009 (US$m)	4 333

Harmony ordinary share and ADR prices

12 month high (1 January 2009 to 31 December 2009) for ordinary shares	R129.50
12 month low (1 January 2009 to 31 December 2009) for ordinary shares	R69.05
12 month high (1 January 2009 to 31 December 2009) for ADRs	$13.06
12 month low (1 January 2009 to 31 December 2009) for ADRs	$8.17

Free float — 100%

ADR ratio — 1:1

JSE Limited — HAR

Range for quarter (1 October 2009 to 31 December 2009 – closing prices)	R74.00 – R87.00
Average daily volume for the quarter (1 October 2009 to 31 December 2009)	1 732 533
Average daily volume for the period (1 January 2009 to 31 December 2009)	2 238 413

New York Stock Exchange, Inc. — HMY

Range for quarter (1 October 2009 to 31 December 2009 – closing prices)	$9.73 – $11.98
Average daily volume for the quarter (1 October 2009 to 31 December 2009)	1 053 822
Average daily volume for the period (1 January 2009 to 31 December 2009)	945 810

Nasdaq — HMY

Range for quarter (1 October 2009 to 31 December 2009 – closing prices)	$9.74 – $11.94
Average daily volume for the quarter (1 October 2009 to 31 December 2009)	816 709
Average daily volume for the period (1 January 2009 to 31 December 2009)	740 219

Key features for the quarter

➤ Safety remains our top priority

➤ 45% increase in cash operating profit to R800 million
  • 1% decrease in total operating costs
  • gold price increased by 11% to R264 774/kg

➤ Free cash flow from SA underground operations

➤ 'Fixing the mix'
  • more quality, low-cost ounces the objective

➤ Commissioning of growth projects
  • 2.5% drop in total capex

➤ Exciting exploration results from Wafi-Golpu in PNG

Financial review for the second quarter and six months ended 31 December 2009

		Quarter December 2009	Quarter September 2009	Q-on-Q variance	6 months December 2009	6 months December 2008	Year-to-year variance
Gold produced*	– kg	11 569	11 714	(1.2)	23 283	23 554	(1.2)
	– oz	371 956	376 599	(1.2)	748 555	757 277	(1.2)
Cash operating costs	– R/kg	192 101	188 362	(2.0)	190 172	162 550	(17.0)
	– $/oz	798	753	(6.0)	775	580	(33.6)
Gold sold*	– kg	11 640	11 471	1.5	23 111	24 757	(6.7)
	– oz	374 234	368 800	1.5	743 034	795 953	(6.7)
Gold price received	– R/kg	264 774	239 438	10.6	251 968	235 421	7.0
	– US$/oz	1 100	957	14.9	1 028	831	23.7
Cash operating profit	– Rm	800	552	44.9	1 351	1 921	(29.7)
	– US$m	107	71	50.7	178	217	(18.0)
Basic earnings/(loss)	– SAc/s	28	(7)	>100	21	161	(87.0)
	– USc/s	4	(1)	>100	3	18	(83.3)
Headline profit/(loss)	– Rm	207	(51)	>100	156	427	(63.4)
	– US$m	28	(7)	>100	20	48	(58.3)
Headline earnings/(loss)	– SAc/s	49	(12)	>100	37	105	(64.8)
	– USc/s	7	(2)	>100	5	12	(58.3)
Exchange rate	– R/US$	7.49	7.78	(3.7)	7.63	8.84	(13.7)

* Production and sales statistics for Hidden Valley have been included. The mine is in a build-up phase and revenue and costs are currently capitalised.

HARMONY'S ANNUAL REPORTS

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2009 are available on our website at www.harmony.co.za.

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- ◆ overall economic and business conditions in South Africa and elsewhere;
- ◆ the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- ◆ increases/decreases in the market price of gold;
- ◆ the occurrence of hazards associated with underground and surface gold mining;
- ◆ the occurrence of labour disruptions;
- ◆ availability, terms and deployment of capital;
- ◆ changes in government regulation, particularly mining rights and environmental regulations;
- ◆ fluctuations in exchange rates;
- ◆ currency devaluations and other macro-economic monetary policies; and
- ◆ socio-economic instability in South Africa and regionally.

Contents

Chief Executive Officer's Review

Overview

The turnaround at Harmony continues with an increase in profitability on the back of favourable market conditions and restructuring for more quality ounces. 'Fixing the mix' – was a primary focus in the quarter under review. Costs were well-controlled and a higher Rand gold price received helped us towards significantly improved profit levels. Work continued on the commissioning of our growth projects and on production planning for the Pamodzi Gold Free State assets. In addition, we reported some very exciting exploration results out of Papua New Guinea (PNG).

Safety

With deep regret, I must report that five of our colleagues died in work-related incidents during the quarter. Those who died were: Lekhetho Ranko, a team leader at Bambanani, Ashley Nortje a boilermaker, and Keith Coleman, a maintenance technician, both at Target; Lebusa Elia, a team leader at Virginia Operations; and Martin Thosa, a night shift cleaner at Elandsrand. I would like to extend my deepest condolences to their families, friends and colleagues.

Our Fatal Injury Frequency Rate (FIFR) showed an encouraging improvement quarter on quarter. Whilst the current quarter has not been great, safety is a high priority and is being constantly addressed. The rewards of these will be seen in time.

Detailed coverage of our safety and health performance and the measures taken to ensure a safe working environment is contained in the safety and health section on page 5.

Gold market

The South African Rand was stronger against the US Dollar during the quarter, the exchange rate averaging R7.49/US$ compared with R7.78/US$ in the previous quarter.

The US Dollar gold price averaged $1 100/oz, up 14.9% on the previous quarter, pointing to the metal's continuing robustness as world economies recover from the meltdown of 2008. Consequently, the Rand gold price we received for our production averaged R264 774/kg, a 10.6% improvement quarter on quarter.

What matters primarily to us as a dominant South African gold producer, is of course the Rand gold price we receive, the determinant of which is the Rand/Dollar exchange rate. While the higher Rand gold price received during the December 2009 quarter was most welcome, we still hold the view that general Rand strength is likely to continue for so long as any global economic uncertainties last. We therefore expect the gold price to remain fairly flat for the next 12 months in R/kg terms.

Operating and financial results

Gold production for the quarter was down 1.2% to 11 569kg as expected, mainly due to the restructuring, more detail of which is provided below. Underground volume was 6.2% lower at 2 243 000t, underground grade flat at 4.51g/t, and underground production thus 5.7% lower at 325 268oz. Surface volumes increased by 22.9% to 2 681 000t. Combined with a 20% increase in grade to 0.54g/t, resulted in surface production increasing by 46.8% to 46 688oz. The increase in surface production can mainly be attributed to our opencast operations at PNG.

The aforementioned improvement in the average Rand gold price we received resulted in an 8.2% increase in revenue to R2 971 million, and after accounting for total cash operating costs – 1% lower at R2 172 million mainly because of the lower summer electricity tariff – cash operating profit was 44.9% higher at R800 million.

Further financial and operating results information is contained in the financial overview on page 5, and in the operational overview commencing on page 6.

Restructuring for sustained profitability

As part of our stated strategy, cutbacks from marginal loss-making mining operations at Harmony could be expected. Our objective is to eliminate high-cost ounces from our production profile.

We carefully reviewed our asset portfolio over a period of some months.

During the December 2009 quarter there was an intense focus on the uneconomical operations – specifically, Harmony 2 shaft, Merriespruit 1 and 3 shafts, and Brand 3 shaft, all contained within the Virginia operations; and the Evander 2, 5 and 7 shafts.

Brand 3 and Evander 7 ceased production, mainly due to depletion of their ore bodies, mature infrastructure and low grades. A number of their employees were redeployed to our growth projects to fill vacancies or to replace contractors at other operations.

Evander 2 and 5 were placed on care and maintenance during January 2010. We will continue to closely monitor Harmony 2, while the Merriespruit shafts appear to have remaining potential, provided they meet their production targets. It is likely that we will be able to minimise further retrenchments by absorbing some employees at the Pamodzi Gold Free State operations.

Growth project commissioning

The Company continued to focus on commissioning growth projects during the quarter, which showed encouraging results.

At Phakisa, volume increased by 22.5%, while recovery from the previous quarter's geological interferences and resolution of infrastructure problems were adequately addressed. Tshepong's grade challenge is expected to continue until production from the less erratic, higher-grade Sub-66 Decline area builds up. At Bambanani, the Shaft Pillar Extraction Project is gaining momentum, with development well under way.

Doornkop shaft received ISO 14001 accreditation in December 2009, the first Harmony operation to achieve this. Work during the Christmas break helped to reduce the impact of a shaft barrel delay on shaft equipping. While Elandsrand had a disappointing production quarter, the No 1 settler dam was sealed and pre-commissioning of the 115 level pump station was completed in preparation for full commissioning during the March 2010 quarter. The 100 level refrigeration complex construction is 90% complete, with completion planned for November 2010.

In PNG, remaining sections of the Hidden Valley process plant were completed in October 2009 and the overland conveyor in early December 2009. The past quarter yielded 43 028oz of gold production and 53 081oz of silver, 50% of which is attributable to Harmony. Hidden Valley is expected to reach commercial levels of production in March 2010 quarter.

Progressing other projects

The business plan for the Pamodzi Gold Free State assets was completed during the quarter, the key milestones of which include: production of 18kg of gold a month from rock dump milling at Target. Our planning includes the recovery of some 800kg of gold from the plant clean-up; and production build-up from the underground assets to 150 000oz over the next 24 months. The reserve and resource estimates are currently being revised.

Re-treatment of surface tailings is proving to be an attractive proposition from both safety and cost perspectives. At our Phoenix Project in the Free State, we plan to increase volume by 400 000tpm to 900 000tpm, and at the nearby and re-commissioned Project Saints the mothballed St Helena plant will be upgraded to treat surface tailings over a period of at least 20 years. We are looking at financing options to fund these projects.

Project TPM is evaluating the potential for the economic recovery of uranium from the higher grade uranium ore mined at Tshepong, Phakisa and Masimong. Currrent activities include resource estimation, environmental studies, process and plant design, as well as metallurgical and flotation test work. We are now entering a 12-month feasability stage.

Exploration

Drilling at the Morobe Mining Joint Venture's Golpu West prospect in Papua New Guinea has achieved several highly significant intercepts of porphyry copper gold mineralisation. These form a new zone of mineralisation immediately west of the known Golpu resource. Although the mineralisation is open at depth and along strike, it is evident that this new discovery will have a material effect on the Golpu resource base and mining studies.

A new zone of epithermal gold mineralisation was outlined in initial drilling at the Northern Diatreme Margin prospect at Wafi, and a major new gold anomaly defined through reconnaissance stream sediment sampling at Bavaga. The latter lies about 6km north of the Wafi-Golpu project, on the Wafi transfer structure. The size of the footprint (>1 km in diameter) and the tenor of the anomaly (>1 g/t Au) are particularly encouraging and suggest potential for a significant gold deposit.

Further information on our exploration activities is contained in the exploration section commencing on page 12.

Harmony team

Hannes Meyer was appointed as financial director designate on 1 August 2009 and officially took over Harmony's financial director's responsibilities from Frank Abbott on 1 November 2009, following his appointment to Harmony's Board as executive director. Hannes is a qualified chartered accountant with more than 14 years' experience in the mining industry. He brings with him vast knowledge and experience of the mining industry from a financial perspective and he has already proven to be an asset to Harmony. Frank Abbott agreed to continue to serve on the Harmony Board as an executive director for the next 12 months, as from January 2010. Frank will focus on the strategic direction and growth of the company. We are delighted that we have these two individuals on our team and look forward to the contributions they will make.

Looking ahead

We will push ahead with the commissioning of our growth projects, in order to bring to account their quality ounces, and we will continue to pursue profitable growth opportunities – organically, by acquisition and through forging strategic partnerships. Our immediate goal remains generating profitable ounces of production and earnings to reward our shareholders, both through dividends and future growth. We have made good progress in this regard, having produced 748 555oz for the six months ended 31 December 2009.

We will continue to engage in robust, constructive debate on issues that may affect the South African mining industry – in particular the outrageous power price increases being considered and the nationalisation of the mines.

Graham Briggs
Chief Executive Officer

> **Our strategy:**
> **generating sustainable profitable ounces to fund growth and dividends**

Financial overview

Cash operating profit was 44.9% higher at R800 million due to a higher average Rand gold price received and lower cash operating costs counteracting the impact of lower gold production and gold sold (excluding ounces from Hidden Valley).

Earnings per share

Basic earnings per share increased from a loss of 7 SA cents to earnings of 28 SA cents. Similarly, headline earnings increased from a headline loss of 12 SA cents to headline earnings of 49 SA cents. This improvement can be attributed to an increase in revenue.

Revenue

A 10.6% increase in the average Rand gold price received to R264 774/kg took revenue 8.2% higher to R2 971 million in spite of a 6.2% decrease in gold production to 10 900kg (excluding gold production at Hidden Valley) and a 2.2% decrease in gold sold to 11 224kg (excluding gold sold at Hidden Valley).

Costs

Total cash operating costs were 1% lower at R2 172 million due mainly to the lower summer-month electricity tariff applicable. Cash operating unit costs rose by 2% to R192 101/kg due to lower gold production.

Capital expenditure

Total capital expenditure was 2.5% lower at R892 million. While capital expenditure for the South African operations increased by 6.8% to R711 million, Hidden Valley capital expenditure was 27.3% lower at R181 million due to completion of construction at the site starting to come to an end.

Impairment of assets

An impairment of R67 million for Evander 2 and 5 shafts and R37 million for Brand 3 shaft were recorded following the decision to place these shafts on care and maintenance.

Security costs

Security costs increased by 19% to R90.5 million in calendar year 2009, in comparison to calendar year 2008 (R76 million), mainly due to additional measures being put in place to curb criminal mining.

Disposals

The remaining Avoca shares were disposed of in October 2009 for A$4.1 million.

Nedbank facility

The Company entered into loan facilities with Nedbank Limited in December 2009. One being term facility of R900 million and the other a revolving credit facility of R600 million to pay for the acquisition of the Pamodzi Free State assets and to create financial flexibility.

Safety and health

Safety

Harmony continues to focus on sustainable safety improvements. Our management team is committed to ensuring that safety remains a priority at Harmony and to ensure that safety procedures and protocols of the highest standards are implemented at all Harmony's operations. Regrettably, five fatalities were recorded during the quarter under review. Falls of ground and tramming accidents remain the main causes of the accidents.

We are pleased to announce that during the December 2009 quarter, a single digit Lost Time Injury Frequency Rate (LTIFR) was achieved for the fifth consecutive quarter and also improved by 18% on year-to-date figures from 9.35 to 7.64. However, the LTIFR dropped 20% from 6.91 in the previous quarter to 8.30. The Fatality Injury Frequency Rate (FIFR) indicated a remarked improvement of 38% quarter on quarter from 0.32 to 0.20. However, the year to date figure deteriorated 24% from 0.21 to 0.26. The year to date Reportable injury Frequency Rate (RIFR) improved by 18% when compared to the actual figure for the previous year (from 4.97 to 4.09), but regressed by 29% quarter on quarter (from 3.55 to 4.59).

A significant amount of attention was directed towards safety management during the quarter under review. Management has played a significant role in setting safety objectives and in developing safety strategies that continue to focus on:

- management leading by example;

- involvement of all stakeholders;

- compliance with standards, and the auditing thereof;

- behaviour-based campaigns and initiatives;

- recognition of achievements; and

- in situ training, particularly in hazard identification and risk assessment.

Harmony's commitment to zero fatalities is communicated to employees on a regular basis, at every level of the company with a persistent, deliberate and consistent safety awareness effort. We have a comprehensive safety auditing programme (first reported in FY07) in place to assess the physical workplace, compliance with fall of ground regulations, shafts and metallurgical processes (specifically in relation to compliance with the Cyanide Code).

More than 90% of the group's South African workforce participated in formal joint management-worker health and safety committees that participate in occupational health and safety programmes.

The following operations achieved outstanding safety results:

- Harmony Total Operations – 1 000 000 fatality free shifts twice during the quarter

- Ernest Oppenheimer Hospital – 4 000 000 fatality free shifts

- Harmony 2 and Merriespruit 1 and 3 operations as a unit – 2 500 000 fatality free shifts

- Randfontein Medical Bureau – 1 250 000 fatality free shifts

- Tshepong – 750 000 fatality free shifts

- Evander 8 shaft – 2 250 000 fatality free shifts

- Free State Surface Operations – 2 000 000 fatality free shifts

During the quarter, a safety statistics audit conducted by the auditors revealed that under-reporting of accidents took place at Harmony's Phakisa mine during the period August to November 2009. Appropriate measures have been taken to rectify this and to ensure that all accidents are correctly recorded going forward.

Health

Harmony continues to roll out and invest in initiatives and healthcare programmes to protect the well-being of our employees and improve productivity of the company going forward.

In terms of occupational hygiene, noise and dust, we are pleased to announce that the implementation of personalised hearing protection devices (HPD's) is about 87% completed. The installation of sound attenuators on mechanical loaders has been scheduled and some operations have already begun with the installation process.

Furthermore, Harmony hosted the Chamber of Mines MOSH dust mini-summit on 12 November 2009 in the Free State, which bares testimony to our pro-active initiatives that are recognised by external stakeholders. Also during the quarter under review, the north and south airborne pollutant laboratories were audited by an external authority and we are pleased to announce that we achieved an overall compliance of 97%.

Operational overview

South African underground operations

Indicator		December 2009	September 2009	% Variance
Tonnes	**('000)**	2 243	2 392	(6)
Grade	**(g/t)**	4.51	4.48	1
Gold produced	**(kg)**	10 117	10 724	(6)
Gold produced	**(oz)**	325 268	344 785	(6)
Gold sold	**(kg)**	10 398	10 617	(2)
Gold sold	**(oz)**	334 303	341 344	(2)
Cash operating costs	**(R/kg)**	193 544	191 627	(1)
Operating profit	**(R'000)**	722 821	483 717	49
Capital expenditure	**(R'000)**	682 792	649 561	(5)

Bambanani

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	123	147	(16)
Grade	(g/t)	7.58	6.44	18
Gold produced	(kg)	932	946	(2)
Gold produced	(oz)	29 964	30 415	(2)
Gold sold	(kg)	969	973	–
Gold sold	(oz)	31 154	31 283	–
Cash operating costs	(R/kg)	179 746	199 533	10
Operating profit	(R'000)	79 969	40 633	97
Capital expenditure	(R'000)	27 906	23 019	(21)

Safety during the quarter was poor. A fall of ground (FOG) fatality was recorded and and far-reaching corrective measures were taken as a consequence, including a change in the mining method used in steeply dipping, high-stoping-width panels from breast to down-dip.

An 18% improvement in recovered grade to 7.58g/t helped to contain the impact of a 16% drop in volume to 123 000t and gold production was 2% lower at 932kg.

Higher grade resulted both from moving of panels during October 2009 and from the achievement of required volumes from higher-grade panels. Grade is expected to be maintained going forward by moving of crews from low-grade areas to higher-grade areas in the upper shaft.

Lower volume was a consequence both of the aforementioned change in mining method and from generally unsatisfactory performance during December 2009.

Cash costs were 10% lower at R179 746/kg, mainly as a result of lower summer-month electricity tariffs applicable.

A 97% improvement in cash operating profit to R80 million resulted both from a higher Rand gold price received and lower costs.

Capital expenditure was 21% higher, reflecting the growing momentum of the Shaft Pillar Extraction Project.

Doornkop

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	148	130	14
Grade	(g/t)	3.31	3.85	(14)
Gold produced	(kg)	490	500	(2)
Gold produced	(oz)	15 754	16 075	(2)
Gold sold	(kg)	517	500	3
Gold sold	(oz)	16 622	16 075	3
Cash operating costs	(R/kg)	198 561	171 476	(16)
Operating profit	(R'000)	31 426	18 536	70
Capital expenditure	(R'000)	78 720	72 766	(8)

Even more focus on safety-related matters resulted in improved procedures, training, maintenance and behaviour. The Doornkop shaft received ISO 14001 accreditation in December 2009, the first Harmony operation to achieve this milestone.

While volume improved by 14% to 148 000t, reflecting a 26% increase in square metres blasted, recovered grade was 14% lower at 3.31g/t, resulting in a 2% decline in gold production to 490kg. Lower recovered grade was a consequence both of tonnage locked up underground due to a fire on the main feed conveyor belt to the plant and a plant thickener breakdown.

Cash costs rose by 16% to R198 561/kg, mainly as a result of planned labour build-up to meet the operation's future production profile. Cash operating profit was 70% higher at R31.4 million however, reflecting the higher Rand gold price received.

While shaft barrel delays at the South Reef Project caused equipping to fall behind, 14 days were gained during the Christmas break and the North and South Rock Winder compartments are now equipped to 212 level. The construction of the 212 level conveyor belt is expected to be completed by February 2010.

Elandsrand

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	235	260	(10)
Grade	(g/t)	5.90	6.25	(6)
Gold produced	(kg)	1 387	1 625	(15)
Gold produced	(oz)	44 593	52 245	(15)
Gold sold	(kg)	1 488	1 433	4
Gold sold	(oz)	47 840	46 072	4
Cash operating costs	(R/kg)	199 147	182 729	(9)
Operating profit	(R'000)	101 047	68 904	47
Capital expenditure	(R'000)	124 700	111 325	(12)

Increased seismicity during the quarter resulted in one fatality and a rise in the number of lost time injuries. As a consequence pre-conditioning of stope faces has been improved to reduce the risk of face ejection resulting from small, volatile seismic events, and a broader range of safety initiatives continue to be applied.

Gold production was 15% lower at 1 387kg, reflecting a 10% decline in volume to 235 000t and a 6% drop in recovered grade to 5.90g/t. Lower volume resulted from a lack of available face length and from five productions shifts lost, three due to a Section 54 instruction following the fatality, one to a power outage caused by a faulty transformer at the Eskom sub-station and one to a compressor breakdown. Lower recovered grade was a consequence of lower face grade, mine call factor and the treatment of low-grade tonnage from a dam clean-up in the plant.

While cash operating costs were 9% higher at R199 147, reflecting lower production, cash operating profit was 47% higher at R101 million due to the improved Rand gold price received.

Evander

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	245	259	(5)
Grade	(g/t)	4.31	4.78	(10)
Gold produced	(kg)	1 057	1 239	(15)
Gold produced	(oz)	33 983	39 835	(15)
Gold sold	(kg)	1 158	1 203	(4)
Gold sold	(oz)	37 231	38 677	(4)
Cash operating costs	(R/kg)	249 411	226 699	(10)
Operating profit	(R'000)	23 366	16 880	38
Capital expenditure	(R'000)	54 363	51 651	(5)

Safety performance was satisfactory at Evander.

Volume was 5% lower at 245 000t and recovered grade 10% lower at 4.31g/t, resulting in a 15% decline in gold production to 1 057kg. Lower volume was mainly the result of the closure of Evander 7 shaft in December 2009 and panels stopped at Evander 8 shaft because of high temperatures. Steps to improve ventilation at Evander 8 shaft have been taken. Lower recovered grade resulted primarily from a 5% decline in face grade and in mine call factor.

Cash operating costs were 10% higher at R249 411/kg, due mainly to the drop in gold production. Cash operating profit was 38% higher at R23.4 million due to the higher Rand gold price received.

The impact of the closure of Evander 2 and 5 shafts in January 2010 will reflect in the operation's results for the quarter ended 31 March 2010.

Joel

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	112	136	(18)
Grade	(g/t)	5.28	3.79	39
Gold produced	(kg)	591	515	15
Gold produced	(oz)	19 001	16 558	15
Gold sold	(kg)	615	529	16
Gold sold	(oz)	19 773	17 008	16
Cash operating costs	(R/kg)	167 232	198 792	16
Operating profit	(R'000)	59 429	22 944	>100
Capital expenditure	(R'000)	32 422	17 809	(82)

Joel recorded a very satisfactory quarter from a safety perspective, being fatality-free for more than two years.

While volume declined by 18% to 112 000t, recovered grade was 39% higher at 5.28g/t, resulting in a 15% increase in gold production to 591kg.

Lower volume was due to lower tonnes mined in December 2009 arising from a drop in stoping width, raise boring of the extension to the lift shaft and a mud rush on the belt level. Higher recovered grade was due to increased face grade in the west, more vamping in the upper mine and reduced stoping widths.

Cash operating costs were 16% lower at R167 232/kg, reflecting higher gold production, lower electricity costs and good stores controls. Cash operating profit was 159% higher at R59.4 million due to higher gold production and an increase in the Rand gold price received.

Capital expenditure increased by 82% from R17.8 million to R32.4 million mainly due to the continued capital being spent on the re-commissioning of Joel plant. Joel plant started treating ore from Joel shaft during the December 2009 quarter.

Raise boring of the lift shaft extension to 129 level has been completed. Cleaning operations are in progress which will be followed by shaft support work and equipping. Completion is expected in September 2010.

Masimong

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	235	234	–
Grade	(g/t)	5.29	5.81	(9)
Gold produced	(kg)	1 242	1 359	(9)
Gold produced	(oz)	39 931	43 693	(9)
Gold sold	(kg)	1 227	1 349	(9)
Gold sold	(oz)	39 449	43 371	(9)
Cash operating costs	(R/kg)	142 754	137 986	(4)
Operating profit	(R'000)	149 710	138 159	8
Capital expenditure	(R'000)	45 014	38 866	(16)

Masimong reported very good safety results with an improvement in both LTIFR and RIFR.

Gold production was 9% lower at 1 242kg. While volume was flat at 235 000t, recovered grade was 9% lower at 5.29g/t due to a drop in B Reef grades. The Basal Reef panels stayed fairly constant and will continue to do so.

Cash operating costs were 4% higher at 142 754/kg, a consequence of the lower gold production. Masimong remains the lowest R/kg cost producer in the company, including surface operations. A higher Rand gold price received resulted in an 8% increase in cash operating profit to R149.7 million.

Capital was 16% higher at R45.0 million but lower than planned due to the delayed delivery of emergency generators and fridge plant, now scheduled to arrive in the third and fourth quarters of FY10.

Phakisa

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	87	71	23
Grade	(g/t)	4.02	3.66	10
Gold produced	(kg)	350	260	35
Gold produced	(oz)	11 253	8 359	35
Gold sold	(kg)	364	268	36
Gold sold	(oz)	11 703	8 616	36
Cash operating costs	(R/kg)	216 006	222 000	3
Operating profit	(R'000)	16 889	5 244	>100
Capital expenditure	(R'000)	137 917	127 689	(8)

Safety indicators deteriorated quarter on quarter, pointing to a need for re-focus.

Gold production rose by 35% to 350kg, reflecting a 23% increase in volume to 87 000t and a 10% improvement in recovered grade to 4.02g/t. Volume, nonetheless, was below expectation as the mine continues to address geological issues and down-time on new infrastructure.

Cash operating costs were 3% lower at R216 006/kg. Higher gold production and a higher Rand gold price received led to a 222% increase in cash operating profit to R16.9 million.

The third railveyor train was commissioned during the December 2009 break, thus completing railveyor infrastructure for full production. Fine-tuning of the Phase 1 infrastructure – in particular, the remaining four ice plants and the rock handling system – continues.

Target

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	191	193	(1)
Grade	(g/t)	4.14	4.71	(12)
Gold produced	(kg)	791	909	(13)
Gold produced	(oz)	25 431	29 225	(13)
Gold sold	(kg)	733	955	(23)
Gold sold	(oz)	23 566	30 704	(23)
Cash operating costs	(R/kg)	182 513	166 448	(10)
Operating profit	(R'000)	46 626	59 779	(22)
Capital expenditure	(R'000)	76 888	83 710	8

Target recorded two fatalities during the quarter. Fall of ground prevention has become a major focus, and in the narrow reef mining section where seismicity has increased, all panels are now mined with safety nets installed on the faces.

While volume was only 1% lower at 191 000t, recovered grade was 12% lower at 4.14g/t compared with the previous quarter's unexpected high of 4.71g/t, resulting in a 13% drop in gold production to 791kg. Contributing to volume stability is improved availability of massive stopes through better planning and design, and the return to production of all 10 narrow reef mining panels following resolution of ventilation and cooling challenges. Ore reserve management (ORM) remains crucial to Target's success going forward; with this in mind, the ORM team has recently undergone further training and development.

Cash operating costs were 10% higher at R182 513/kg as a result of lower grade. Lower electricity, plant and contractor costs and rationalisation of the trackless fleet will assist in reducing costs in future. Cash operating profit was 22% lower at R46.6 million due to lower gold production.

Tshepong

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	396	418	(5)
Grade	(g/t)	4.27	4.07	5
Gold produced	(kg)	1 692	1 703	(1)
Gold produced	(oz)	54 399	54 753	(1)
Gold sold	(kg)	1 761	1 751	1
Gold sold	(oz)	56 617	56 296	1
Cash operating costs	(R/kg)	162 528	168 445	4
Operating profit	(R'000)	176 046	127 136	39
Capital expenditure	(R'000)	57 462	71 169	19

Tshepong was fatality-free for the second consecutive quarter, a notable achievement, and reflective of the success of various safety initiatives.

Gold production was flat at 1 692kg, a 5% increase in recovered grade to 4.27g/t compensating for a 5% decline in volume to 396 000t caused by the shorter December delivery month. Face grade remains a challenge due to mining at the edge of the pay shoot where values are more erratic but improvements carried out to the Harmony 1 Plant are reflected in the higher recovered grade.

Cash operating costs were 4% down at R162 528/kg, due mainly to lower electricity costs. This, together with a higher Rand gold price received resulted in a 39% improvement in cash operating profit to R176 million.

Capital expenditure was 19% lower due to less spent on the Sub 71 Decline project and delays in the delivery of the emergency generators.

Virginia

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	471	544	(13)
Grade	(g/t)	3.37	3.07	10
Gold produced	(kg)	1 585	1 668	(5)
Gold produced	(oz)	50 959	53 627	(5)
Gold sold	(kg)	1 566	1 656	(5)
Gold sold	(oz)	50 348	53 242	(5)
Cash operating costs	(R/kg)	241 214	249 947	3
Operating profit	(R'000)	38 313	(14 498)	>100
Capital expenditure	(R'000)	47 400	51 557	8

Virginia Operations recorded one fatality during the quarter, at the Merriespruit 3 shaft.

The Virginia Operations recorded a better quarter, reflecting the impact of restructuring (closure of Brand 3 shaft). While a 10% increase in recovered grade to 3.37g/t did not compensate for a 13% drop in volume to 471 000t and gold production was consequently 5% lower at 1 585kg, cash operating costs were down 3% to R241 214/kg. This, together with a higher Rand gold price received, resulted in a cash operating profit of R38.3 million compared with the previous quarter's R14.5 million loss.

South African surface operations

Indicator		December 2009	September 2009	% Variance
Tonnes	**('000)**	2 292	2 092	10
Grade	**(g/t)**	0.34	0.43	(20)
Gold produced	**(kg)**	783	891	(12)
Gold produced	**(oz)**	25 174	28 646	(12)
Gold sold	**(kg)**	826	854	(3)
Gold sold	**(oz)**	26 556	27 456	(3)
Cash operating costs	**(R/kg)**	173 447	149 072	(16)
Operating profit	**(R'000)**	76 864	68 432	12
Capital expenditure	**(R'000)**	3 763	3 314	(14)

Kalgold

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	423	452	(6)
Grade	(g/t)	0.83	0.92	(10)
Gold produced	(kg)	350	415	(16)
Gold produced	(oz)	11 253	13 343	(16)
Gold sold	(kg)	393	378	4
Gold sold	(oz)	12 635	12 153	4
Cash operating costs	(R/kg)	185 666	172 831	(7)
Operating profit	(R'000)	32 385	14 758	>100
Capital expenditure	(R'000)	1 786	1 811	1

Kalgold recorded a lost time injury-free quarter.

Gold production was 16% lower at 350kg, reflecting lower volume – down 6% to 423 000t from the September quarter's exceptional high of 452 000t – and lower recovered grade, down 10% to 0.83g/t. Heavy rain both restricted mining in the open pit and caused oxidised material to form clay, which negatively affected milling efficiency.

Cash operating costs were 7% higher at R185 666/kg, but cash operating profit rose by 119% to R32.4 million due to the higher Rand gold price received.

Phoenix

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	1 522	1 382	10
Grade	(g/t)	0.122	0.117	4
Gold produced	(kg)	185	162	14
Gold produced	(oz)	5 948	5 208	14
Gold sold	(kg)	185	162	14
Gold sold	(oz)	5 948	5 208	14
Cash operating costs	(R/kg)	154 497	173 827	11
Operating profit	(R'000)	20 617	10 951	88
Capital expenditure	(R'000)	1 977	1 503	(32)

Gold production increased by 14% to 185kg, reflecting a 10% increase in volume to 1 522 000t, above design capacity of 1 500 000t, and a 4% increase in recovered grade to 0.122g/t.

Improved grade was as a result of mining the Brand A dam's higher-grade bottom strip.

Cash operating costs were 11% lower at R154 497/kg, and a range of measures are in process to reduce costs further. Cash operating profit was 88% higher at R20.6 million due to higher production, lower costs and a higher Rand gold price received.

Rock dumps

Indicator		December 2009	September 2009	% Variance
Tonnes	('000)	347	258	35
Grade	(g/t)	0.71	1.22	(41)
Gold produced	(kg)	248	314	(21)
Gold produced	(oz)	7 973	10 095	(21)
Gold sold	(kg)	248	314	(21)
Gold sold	(oz)	7 973	10 095	(21)
Cash operating costs	(R/kg)	170 339	104 898	(62)
Operating profit	(R'000)	23 862	42 723	(44)

No accidents were reported for the quarter.

While volume increased by 35% to 347 000t, grade was 41% lower at 0.71g/t. Gold production was 21% lower however, mainly because 93kg of gold from the Winkelhaak plant mill clean-up was reported in the September quarter.

Cash operating costs were substantially higher in the quarter under review as a consequence at R170 339/kg, and cash operating profit was 44% lower at R23.9 million.

International operations

Hidden Valley

Harmony's 50% share of gold production for the quarter was 21 514 ounces. Construction of the 5km overland conveyor linking the Hidden Valley pit with the processing plant was completed during the quarter.

The processing plant ramp up continued during the quarter with ore sourced from the Hamata and Hidden Valley pits and mill throughput reaching 85% of design capacity in December. The processing plant is expected to reach full production during the March 2010 quarter following commissioning of the flotation circuit.

Hidden Valley will be fully commissioned for mining and process throughput by the end of January 2010 but the process plant profile for full recovery of both gold and silver will not be finalised until the end of February. The original design capacity for the Hidden Valley mine and processing plant will be achieved during the fourth quarter of FY10.

Development



Ore Reserve Block Grades v Development Grades
3500
3000
2500
2000
1500
1000
500
0
Cmg/t
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
ELANDSRAND
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL
Ore Reserve block grade (cmg/t)
Rolling 4 quarter average development grade (cmg/t)
Current quarter development grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that has been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Bambanani

The Bambanani ore reserve grade is to a large degree a reflection of the future extraction of the high grade Basal Reef shaft pillar. All the on reef development is currently taking place in the sub-shaft area where the grades are lower than the average reserve grade. There has however been an improvement in the quarter to quarter development grades in line with expectations. No on-reef development was planned in the high grade shaft pillar during the quarter.

Doornkop

There was a further quarter on quarter increase in the South Reef development grades and it is in line with the reserve grade. There was however a quarter on quarter drop in the grade in the Kimberley reef due to facies changes as well as partial exposure of the channel in certain areas.

Elandsrand

Good grades in line with expectations were intersected in both the old and new mine resulting in a quarter on quarter improvement in development grade.

Evander

There was a significant quarter on quarter improvement in grade as the raises advanced from the edge of the payshoot into the payshoot. Increase in grades expected to continue.

Joel

Most of the on reef development is directed towards 129 level in the form of winzes (down dip on reef development). Good grades continues to be intersected which resulted in an increase in quarter on quarter development grades. The rolling four-quarter development grade remains higher than the reserve grade.

Masimong

Masimong had a disappointing quarter in terms of on-reef development due to an underperformance on the 'B' Reef drives and the grades in the Basal Reef development also being below expectation.

Phakisa

The on reef development is still close to the shaft in the lower-grade southern areas. Grades have however improved quarter on quarter and will further improve as the development progress towards the north and more reef is exposed within the major north west- to south east-trending Basal Reef payshoot.

Target (narrow reef mining)

Development sampling is reported only on those raises being developed for "gold" as distinct from those raises developed on selected horizons to "de-stress" future massive stopes. Figures represent only 35 metres (7 sections) of Raise and these values are not really representative of the narrow reef grade, nor indeed of the mine as a whole. It is important to note that, after a period of limited raise development, raise metres are on the increase at Target and next quarter's results ought to be a little more representative.

Tshepong

There was a quarter on quarter decrease in development grades as a large proportion of the on-reef development is currently taking place on the edges of the Tshepong payshoot. The development grade is expected to improve as new raise lines becomes available within the deeper extension of the payshoot in the Sub 66 and Sub 71 decline areas and the B reef development moves into high grade channels.

Virginia

In general, the development at Unisel produced good results, especially on the Basal reef and Leader reef development. Middle reef grades were disappointing due to areas of increased channelisation that was intersected The development grades were lower than expected at Merriespruit and Harmony 2.



Waste Metres / Reef Metres / Ave cmg/t

Exploration

Evander 6 shaft and Twistdraai (Joint Venture with Taung)

Harmony's objective for these areas is to complete a bankable feasibility study of the two areas within five years. As soon as we have received permission from the Department of Mineral Resources (DMR) to begin the surface drilling, we will commence with the drilling process.

A study entailing a detailed mine plan and schedule of the Evander 6 shaft was completed during the quarter. The purpose of the study is to optimise the extraction of the orebody and improve the project financials.

Evander South surface drilling

Good progress was made with the drilling programme during the quarter. A total of 1 420 metres were drilled and the drilling was completed in October 2009. A total of 24 671 metres were drilled, which was 2% above the planned 24 072 metres. Demobilisation of rigs and rehabilitation of the drilling sites concluded the drilling programme. Costs were 3% under budget.

Pleasing sampling results for 15 boreholes were received during the quarter. A preliminary update of the geological (datamine) model using the results obtained to date was completed towards the end of December 2009.

Poplar

The Poplar project refers to the region in the north of the Evander basin. We plan to continue with the drilling programme and to re-evaluate the ore resource.

The Phase 1 programme will involve the drilling of 25 holes (19 500 m). Eight holes from the previous programme, which had been piloted, will be re-drilled (7 800 m) and a further 17 holes (11 700 m) drilled. The programme is scheduled to take 12 months to complete.

Joel North surface drilling – exploration progress

The current surface drilling programme at Joel North involves drilling six holes to a depth of between 1 300m and 1 400m to the north of the current Joel mine workings to allow an upgrade of the resource between 129 level and 137 level.

During the quarter, a fourth diamond drilling machine was brought on site. LB24 was completed in November 2009 with five deflections having been drilled. LB23 has also intersected reef and the deflections are now being drilled. LB23 is expected to be completed by the end of January 2010, whilst LB25 and LB27 will be finished early in February 2010. LB22 and LB28 will continue into March 2010.

The programme is about 70% complete and projected completion is scheduled for April 2010.

Project Saints

Project Saints entails the re-treating of surface tailings in the Free State at a rate of 1 million tonnes per month. During the quarter a final feasibility gate-keeping session was held to consider the outstanding items from the previous feasibility gate-keeping. Re-drilling where necessary was completed, assays received and the models were updated.

Phoenix expansion

The current Phoenix project (Saaiplaas plant) has been operating for almost three years and involves the re-treating of 500 000 tpm of tailings. It is planned to increase the tonnage throughput at Phoenix by 400 000 tpm to 900 000 tpm. At the increased throughput rate, the life of the project is 12 years after which deposition capacity will run out. Further resources will be available to be treated if more deposition capacity is permitted within this 12-year period.

Project Libra

With regards to Project Libra, the re-treating of surface tailings at a rate of 1 million tonnes per month from the Winkelhaak, Leslie and Kinross tailings dams at Evander, the start of the Environmental Impact Assessment (EIA) study has been postponed due to a final tailings deposition site not having been determined.

During the quarter under review dams were re-drilled and the samples assayed. These processes are continuing. Final assay and recovery results are due and thereafter the optimal way to mine the dams will be determined and a production schedule drawn up.

Project TPM

During the quarter, the pilot flotation plant was erected and commissioned. The primary aim of the plant is to confirm sulphur recoveries and to optimise the reagent suite for the proposed TPM plant using live feed from the Harmony 1 plant.

Good progress on the EIA, which is due for submission in March 2010, was made during the December 2009 quarter. Furthermore, a comprehensive set of procedures pertaining to uranium sampling and assaying was also completed.

The only outstanding aspect of the pre-feasibility study is the declaration of a resource and reserve. An application for capital to proceed with the feasibility study and demonstration plant has been put forward. The feasibility study will develop and present a comprehensive and detailed description of the final optimised process and plant design for the project.

St Helena 10 shaft

This project involves the re-opening of St Helena 10 shaft. During the December quarter, the block plans incorporating the faulting structure were prepared and a two dimensional model built. A mining schedule was drawn up and more accurate capital and operating costs were determined.

Harmony's application for power at St Helena 8 and 10 shafts was approved by Eskom during the quarter under review. We have submitted an amended EMP to the DMR and are awaiting a response.

Exploration – Morobe JV (50%)

Morobe JV drilling during the quarter included testing of priority target areas at Wafi-Golpu and ongoing resource definition at Hidden Valley.

Wafi

At Wafi, drilling continued testing the epithermal gold mineralisation at the Northern margin of the diatreme. Significant results include:

- **WR318:**

    21.8m @ 1.45g/t Au, 9.02g/t Ag from 66m

    17.8m @ 1.0g/t Au, 5.22g/t Ag from 110.2m

    58m @ 1.07g/t Au, 5.27g/t Ag from 140m

    35m @ 1.02g/t Au, 1.9g/t Ag from 304m

    Also at Wafi, drilling at Miapilli to determine the extent and source of the porphyry mineralisation continued with 2 holes completed during the quarter.

Golpu West

Discovery drilling on the Golpu West prospect in PNG identified a new zone of high grade porphyry copper gold mineralisation adjacent to the existing Golpu resource. The intercepts include average gold and copper grades significantly higher than the Golpu resource. The extent of the Golpu West mineralisation remains open and the existing resource is expected to grow significantly.

At Golpu, discovery drilling identified a new zone of high grade porphyry copper gold mineralisation west of the existing Golpu resource. Significant intercepts at Golpu West include:

- WR321: 331m @ 0.51g/t Au & 0.93% Cu from 694m including 155m @ 0.88g/t Au & 1.5% Cu from 868m

- WR327A: 478.4m @ 0.85g/t Au & 1.36% Cu from 506m including 155m @ 1.47g/t Au & 2.29% Cu from 691m

- WR328: 597m @ 0.57g/t Au & 0.96% Cu from 399m including 198m @ 1.13g/t Au & 1.88% Cu from 788m

The extent of Golpu West mineralisation remains open. Golpu West is located off the western margin of the Golpu orebody, outside of existing resource limits. Drilling to define the geometry and extent of mineralisation is ongoing.

Also at Golpu, drilling has commenced at Golpu Deeps to test the extent of the Golpu mineralisation at depth.

Operating results (Rand/Metric)

			Underground production – South Africa											Surface production – South Africa				Other	South Africa Total	PNG*	Harmony Total
			Bambanani	Doornkop	Elandsrand	Evander	Joel	Masimong	Phakisa	Target	Tshepong	Virginia	Total SA Underground	Kalgold	Phoenix	Dumps	Total SA Surface				
Ore milled – t'000	**Dec-09**		**123**	**148**	**235**	**245**	**112**	**235**	**87**	**191**	**396**	**471**	**2 243**	**423**	**1 522**	**347**	**2 292**	**–**	**4 535**	**–**	**4 535**
	Sep-09		147	130	260	259	136	234	71	193	418	544	2 392	452	1 382	258	2 092	–	4 484	–	4 484
Gold produced – kg	**Dec-09**		**932**	**490**	**1 387**	**1 057**	**591**	**1 242**	**350**	**791**	**1 692**	**1 585**	**10 117**	**350**	**185**	**248**	**783**	**–**	**10 900**	**669**	**11 569**
	Sep-09		946	500	1 625	1 239	515	1 359	260	909	1 703	1 668	10 724	415	162	314	891	–	11 615	99	11 714
Yield – g/tonne	**Dec-09**		**7.58**	**3.31**	**5.90**	**4.31**	**5.28**	**5.29**	**4.02**	**4.14**	**4.27**	**3.37**	**4.51**	**0.83**	**0.12**	**0.71**	**0.34**	**–**	**2.40**	**–**	**2.40**
	Sep-09		6.44	3.85	6.25	4.78	3.79	5.81	3.66	4.71	4.07	3.07	4.48	0.92	0.12	1.22	0.43	–	2.59	–	2.59
Cash operating costs – R/kg	**Dec-09**		**179 746**	**198 561**	**199 147**	**249 411**	**167 232**	**142 754**	**216 006**	**182 513**	**162 528**	**241 214**	**193 544**	**185 666**	**154 497**	**170 339**	**173 447**	**–**	**192 101**	**–**	**192 101**
	Sep-09		199 533	171 476	182 729	226 699	198 792	137 986	222 000	166 448	168 445	249 947	191 627	172 831	173 827	104 898	149 072	–	188 362	–	188 362
Cash operating costs – R/tonne	**Dec-09**		**1 362**	**657**	**1 175**	**1 076**	**882**	**754**	**869**	**756**	**694**	**812**	**873**	**154**	**19**	**122**	**59**	**–**	**462**	**–**	**462**
	Sep-09		1 284	660	1 142	1 084	753	801	813	784	686	766	859	159	20	128	63	–	488	–	488
Gold sold – kg	**Dec-09**		**969**	**517**	**1 488**	**1 158**	**615**	**1 227**	**364**	**733**	**1 761**	**1 566**	**10 398**	**393**	**185**	**248**	**826**	**–**	**11 224**	**416**	**11 640**
	Sep-09		973	500	1 433	1 203	529	1 349	268	955	1 751	1 656	10 617	378	162	314	854	–	11 471	–	11 471
Revenue (R'000)	**Dec-09**		**256 264**	**138 750**	**391 228**	**308 338**	**163 340**	**324 391**	**96 375**	**195 183**	**465 169**	**414 601**	**2 753 639**	**102 880**	**49 199**	**66 106**	**218 185**	**–**	**2 971 824**	**–**	**2 971 824**
	Sep-09		233 738	120 432	349 650	290 373	127 680	323 889	64 293	219 345	420 604	398 125	2 548 129	83 694	39 111	75 661	198 466	–	2 746 595	–	2 746 595
Cash operating costs (R'000)	**Dec-09**		**167 523**	**97 295**	**276 217**	**263 627**	**98 834**	**177 301**	**75 602**	**144 368**	**274 997**	**382 324**	**1 958 088**	**64 983**	**28 582**	**42 244**	**135 809**	**–**	**2 093 897**	**–**	**2 093 897**
	Sep-09		188 758	85 738	296 935	280 880	102 378	187 523	57 720	151 301	286 862	416 911	2 055 006	71 725	28 160	32 938	132 823	–	2 187 829	–	2 187 829
Inventory movement (R'000)	**Dec-09**		**8 772**	**10 029**	**13 964**	**21 345**	**5 077**	**(2 620)**	**3 884**	**4 189**	**14 126**	**(6 036)**	**72 730**	**5 512**	**–**	**–**	**5 512**	**–**	**78 242**	**–**	**78 242**
	Sep-09		4 347	16 158	(16 189)	(7 387)	2 358	(1 793)	1 329	8 265	6 606	(4 288)	9 406	(2 789)	–	–	(2 789)	–	6 617	–	6 617
Operating costs (R'000)	**Dec-09**		**176 295**	**107 324**	**290 181**	**284 972**	**103 911**	**174 681**	**79 486**	**148 557**	**289 123**	**376 288**	**2 030 818**	**70 495**	**28 582**	**42 244**	**141 321**	**–**	**2 172 139**	**–**	**2 172 139**
	Sep-09		193 105	101 896	280 746	273 493	104 736	185 730	59 049	159 566	293 468	412 623	2 064 412	68 936	28 160	32 938	130 034	–	2 194 446	–	2 194 446
Cash operating profit (R'000)	**Dec-09**		**79 969**	**31 426**	**101 047**	**23 366**	**59 429**	**149 710**	**16 889**	**46 626**	**176 046**	**38 313**	**722 821**	**32 385**	**20 617**	**23 862**	**76 864**	**–**	**799 685**	**–**	**799 685**
	Sep-09		40 633	18 536	68 904	16 880	22 944	138 159	5 244	59 779	127 136	(14 498)	483 717	14 758	10 951	42 723	68 432	–	552 149	–	552 149
Capital expenditure (R'000)	**Dec-09**		**27 906**	**78 720**	**124 700**	**54 363**	**32 422**	**45 014**	**137 917**	**76 888**	**57 462**	**47 400**	**682 792**	**1 786**	**1 977**	**–**	**3 763**	**24 793**	**711 348**	**180 559**	**891 907**
	Sep-09		23 019	72 766	111 325	51 651	17 809	38 866	127 689	83 710	71 169	51 557	649 561	1 811	1 503	–	3 314	13 456	666 331	248 784	915 115

* Production and sales statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)

	Note	Quarter ended 31 December 2009 (Unaudited) R million	Quarter ended 30 September 2009 (Unaudited) R million	Quarter ended 31 December[1] 2008 (Unaudited) R million	Six months ended 31 December 2009 R million	Six months ended 31 December[1] 2008 R million	Year ended 30 June 2009 (Audited) R million
Continuing operations							
Revenue		2 971	2 747	3 146	5 718	5 828	11 496
Cost of sales	2	(2 656)	(2 604)	(2 385)	(5 260)	(4 762)	(9 836)
Production cost		(2 172)	(2 195)	(2 033)	(4 367)	(3 907)	(7 657)
Amortisation and depreciation		(321)	(350)	(310)	(671)	(618)	(1 467)
(Impairment)/reversal of impairment of assets		(104)	–	1	(104)	(151)	(484)
Employment termination and restructuring costs		(3)	–	(16)	(3)	(28)	(39)
Other items		(56)	(59)	(27)	(115)	(58)	(189)
Gross profit		**315**	**143**	**761**	**458**	**1 066**	**1 660**
Corporate, administration and other expenditure		(116)	(88)	(92)	(204)	(183)	(362)
Exploration expenditure		(50)	(60)	(85)	(110)	(137)	(289)
Profit/(loss) on sale of property, plant and equipment		3	1	(80)	4	459	965
Other (expenses)/income – net		(20)	(73)	159	(93)	145	(101)
Operating profit/(loss)		**132**	**(77)**	**663**	**55**	**1 350**	**1 873**
Profit/(loss) from associates		25	31	(52)	56	(51)	12
Profit on sale of investment in associate		–	–	–	–	1	1
Impairment of investment in associate		–	–	–	–	(112)	(112)
Fair value movement of listed investments		–	–	(116)	–	(116)	(101)
Profit on sale of listed investments		3	2	–	5	–	–
Impairment of investments		–	(2)	–	(2)	–	–
Investment income		54	71	107	125	185	444
Finance cost		(37)	(35)	(63)	(72)	(149)	(212)
Profit/(loss) before taxation		**177**	**(10)**	**539**	**167**	**1 108**	**1 905**
Taxation		(59)	(19)	(217)	(78)	(454)	(196)
Net profit/(loss) from continuing operations		**118**	**(29)**	**322**	**89**	**654**	**1 709**
Discontinued operations	3						
Profit from discontinued operations		–	–	994	–	1 064	1 218
Net profit/(loss)		**118**	**(29)**	**1 316**	**89**	**1 718**	**2 927**
Earnings/(loss) per ordinary share (cents)	4						
– Earnings/(loss) from continuing operations		28	(7)	80	21	161	413
– Earnings from discontinued operations		–	–	244	–	263	294
Total earnings/(loss) per ordinary share (cents)		**28**	**(7)**	**324**	**21**	**424**	**707**
Diluted earnings/(loss) per ordinary share (cents)	4						
– Earnings/(loss) from continuing operations		28	(7)	79	21	161	411
– Earnings from discontinued operations		–	–	244	–	261	293
Total diluted earnings/(loss) per ordinary share (cents)		**28**	**(7)**	**323**	**21**	**422**	**704**

The accompanying notes are an integral part of these condensed consolidated financial statements.

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited) R million	30 September 2009 (Unaudited) R million	31 December 2008 (Unaudited) R million	31 December 2009 R million	31 December 2008 R million	30 June 2009 (Audited) R million
Net profit/(loss) for the period	**118**	**(29)**	**1 316**	**89**	**1 718**	**2 927**
Attributable to:						
Owners of the parent	118	(29)	1 316	89	1 718	2 927
Non-controlling interest	–	–	–	–	–	–
Other comprehensive (loss)/income for the period, net of income tax	(51)	15	(115)	(36)	(27)	(450)
Foreign exchange translation	(57)	19	(208)	(38)	(89)	(497)
Mark-to-market of available-for-sale investments	6	(4)	93	2	62	47
Total comprehensive income/(loss) for the period	**67**	**(14)**	**1 201**	**53**	**1 691**	**2 477**
Attributable to:						
Owners of the parent	67	(14)	1 201	53	1 691	2 477
Non-controlling interest	–	–	–	–	–	–

CONDENSED CONSOLIDATED BALANCE SHEET (Rand)

	Note	At 31 December 2009 R million	At 30 September 2009 (Unaudited) R million	At 30 June 2009 (Audited) R million	At 31 December 2008 R million
ASSETS					
Non-current assets					
Property, plant and equipment		28 862	28 457	27 912	27 786
Intangible assets		2 217	2 218	2 224	2 223
Restricted cash		167	165	161	169
Restricted investments		1 697	1 668	1 640	1 567
Investments in financial assets		20	39	57	28
Investments in associates		385	360	329	228
Inventories	5	77	–	–	–
Trade and other receivables		74	72	75	56
		33 499	32 979	32 398	32 057
Current assets					
Inventories	5	1 103	1 147	1 035	898
Income and mining taxes		55	45	45	108
Trade and other receivables		1 108	838	885	2 732
Restricted cash	6	280	–	–	–
Cash and cash equivalents		808	1 094	1 950	1 645
		3 354	3 124	3 915	5 383
Assets of disposal groups classified as held-for-sale	3	–	–	–	407
		3 354	3 124	3 915	5 790
Total assets		**36 853**	**36 103**	**36 313**	**37 847**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 096	28 093	28 091	27 126
Other reserves		375	388	339	671
Retained earnings/(accumulated loss)		971	853	1 095	(114)
		29 442	29 334	29 525	27 683
Non-current liabilities					
Deferred tax		3 317	3 265	3 251	3 699
Provision for environmental rehabilitation		1 612	1 564	1 530	1 189
Retirement benefit obligation and other provisions		167	166	166	153
Borrowings	7	565	108	110	188
		5 661	5 103	5 057	5 229
Current liabilities					
Borrowings	7	460	260	252	2 671
Trade and other payables		1 279	1 385	1 460	1 613
Income and mining taxes		11	21	19	273
		1 750	1 666	1 731	4 557
Liabilities of disposal groups classified as held-for-sale	3	–	–	–	378
		1 750	1 666	1 731	4 935
Total equity and liabilities		**36 853**	**36 103**	**36 313**	**37 847**
Number of ordinary shares in issue		426 079 492	426 024 653	425 986 836	417 637 697
Net asset value per share (cents)		6 910	6 886	6 931	6 628

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)

	Note	Share capital R million	Other reserves R million	Retained earnings/ (accumulated loss) R million	Total R million
Balance – 30 June 2009		28 091	339	1 095	29 525
Issue of shares		5	–	–	5
Share-based payments		–	72	–	72
Comprehensive income for the period		–	(36)	89	53
Dividends paid	8	–	–	(213)	(213)
Balance as at 31 December 2009		**28 096**	**375**	**971**	**29 442**
Balance – 30 June 2008		25 895	676	(1 832)	24 739
Issue of shares		1 231	–	–	1 231
Share-based payments		–	22	–	22
Comprehensive income for the period		–	(27)	1 718	1 691
Balance as at 31 December 2008		**27 126**	**671**	**(114)**	**27 683**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited) R million	30 September 2009 (Unaudited) R million	31 December 2008 (Unaudited) R million	31 December 2009 R million	31 December 2008 R million	30 June 2009 (Audited) R million
Cash flow from operating activities						
Cash generated by operations	183	225	1 155	408	1 825	2 813
Interest and dividends received	52	68	112	120	194	457
Interest paid	(11)	(9)	(62)	(20)	(174)	(280)
Income and mining taxes paid	(34)	(25)	(142)	(59)	(143)	(704)
Cash generated by operating activities	190	259	1 063	449	1 702	2 286
Cash flow from investing activities						
(Increase)/decrease in restricted cash	(283)	(3)	13	(286)	(90)	(83)
Net proceeds on disposal of listed investments	29	15	–	44	–	–
Net (additions to)/disposal of property, plant and equipment	(890)	(907)	(840)	(1 797)	(42)	979
Other investing activities	(3)	8	64	5	74	(79)
Cash (utilised)/generated by investing activities	(1 147)	(887)	(763)	(2 034)	(58)	817
Cash flow from financing activities						
Borrowings raised	686	–	–	686	–	–
Borrowings repaid	(18)	(7)	(698)	(25)	(1 286)	(3 738)
Ordinary shares issued – net of expenses	3	2	980	5	988	1 953
Dividends paid	–	(213)	–	(213)	–	–
Cash generated/(utilised) by financing activities	671	(218)	282	453	(298)	(1 785)
Foreign currency translation adjustments	**–**	**(10)**	**(122)**	**(10)**	**(115)**	**217**
Net (decrease)/increase in cash and cash equivalents	(286)	(856)	460	(1 142)	1 231	1 535
Cash and cash equivalents – beginning of period	1 094	1 950	1 186	1 950	415	415
Cash and cash equivalents – end of period	**808**	**1 094**	**1 646**	**808**	**1 646**	**1 950**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 31 DECEMBER 2009

1. Accounting policies

Basis of accounting

The condensed consolidated interim financial statements for the period ended 31 December 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2009.

2. Cost of sales

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited) R million	30 September 2009 (Unaudited) R million	31 December[1] 2008 (Unaudited) R million	31 December 2009 R million	31 December[1] 2008 R million	30 June 2009 (Audited) R million
Production costs	2 172	2 195	2 033	4 367	3 907	7 657
Amortisation and depreciation	321	350	310	671	618	1 467
Impairment/(reversal of impairment) of assets	104*	–	(1)	104*	151	484
Provision for rehabilitation costs	4	4	3	8	10	21
Care and maintenance cost of restructured shafts	13	21	14	34	25	53
Employment termination and restructuring costs	3	–	16	3	28	39
Share-based payments	38	34	9	72	22	113
Provision for post-retirement benefits	1	–	1	1	1	2
Total cost of sales	**2 656**	**2 604**	**2 385**	**5 260**	**4 762**	**9 836**

[1]The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

*The impairment recorded in the December 2009 quarter relates to Brand 3 and Evander 2 and 5, which have been placed on care and maintenance.

3. Disposal groups classified as held-for-sale and discontinued operations

Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet (an operation in Australia) were classified as held-for-sale. This operation also met the criteria to be classified as discontinued operations in terms of IFRS 5. During the June 2009 quarter, it was decided that further drilling at the site to define the orebody would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classified as held-for-sale, and was therefore reclassified as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been re-presented taking this change into account.

4. Earnings/(loss) per ordinary share

Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended 31 December 2009: 425.9 million (30 September 2009: 425.9 million, 31 December 2008: 406.8 million), and the six months ended 31 December 2009: 425.9 million (31 December 2008: 405.0 million) and the year ended 30 June 2009: 414.1 million.

The fully diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 December 2009: 427.5 million (30 September 2009: 427.2 million, 31 December 2008: 409.1 million), and the six months ended 31 December 2009: 427.4 million (31 December 2008: 407.1 million) and the year ended 30 June 2009: 416.0 million.

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited)	30 September 2009 (Unaudited)	31 December[1] 2008 (Unaudited)	31 December 2009	31 December[1] 2008	30 June 2009 (Audited)
Total earnings/(loss) per ordinary share (cents):						
Basic earnings/(loss)	28	(7)	324	21	424	707
Fully diluted earnings/(loss)	28	(7)	323	21	422	704
Headline earnings/(loss)	49	(12)	121	37	145	262
– from continuing operations	49	(12)	98	37	105	239
– from discontinued operations	–	–	23	–	40	23
	R million	R million	R million	R million	R million	R million
Reconciliation of headline earnings/(loss):						
Continuing operations						
Net profit/(loss)	118	(29)	322	89	654	1 709
Adjusted for (net of tax):						
(Profit)/loss on sale of property, plant and equipment	(2)	(1)	78	(3)	(490)	(975)
Profit on sale of listed investments	(3)	(1)	–	(4)	–	–
Fair value movement of listed investments	–	–	–	–	–	71
Foreign exchange gain reclassified from equity	–	(22)	–	(22)	–	(384)
Profit on sale of associate	–	–	–	–	–	(1)
Impairment of investment in associates	–	–	–	–	112	112
Impairment of investments	–	2	–	2	–	–
Impairment/(reversal of impairment) of property, plant and equipment	94	–	(1)	94	151	457
Headline earnings/(loss)	**207**	**(51)**	**399**	**156**	**427**	**989**
Discontinued operations						
Net profit	–	–	994	–	1 064	1 218
Adjusted for (net of tax):						
Profit on sale of property, plant and equipment	–	–	(901)	–	(901)	(1 121)
Headline earnings	**–**	**–**	**93**	**–**	**163**	**97**
Total headline earnings/(loss)	**207**	**(51)**	**492**	**156**	**590**	**1 086**

[1]The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations. See note 3 in this regard.

5. **Inventories**

During the quarter ended 31 December 2009, the Group concluded two separate purchase agreements with Pamodzi Gold Free State (Proprietary) Limited (In Provisional Liquidation) (Pamodzi), for the purchase of a waste rock dump and a gold plant to the value of R120 million. The Group's intention is to break up the plant and extract the gold in lock-up. The portion of inventory that is expected to be recovered more than twelve months after balance sheet date has been classified as non-current.

6. **Restricted cash**

The Group entered into two separate purchase agreements with Pamodzi for the purchase of Pamodzi's Free State North and South Assets for a total consideration of R280 million.

The Group had an obligation in terms of the North and South agreements to pay, at the conclusion of the later of the waste rock dump and plant agreements, an amount equal to the purchase consideration into an escrow account as the North and South sale of assets agreements were not yet unconditional on 31 December 2009. The escrow account is an interest-bearing trust account on which the interest accrues to the benefit of the Group.

7. Borrowings

	31 December 2009 R million	30 September 2009 (Unaudited) R million	30 June 2009 (Audited) R million	31 December 2008 R million
Total long-term borrowings	565	108	110	188
Total current portion of borrowings	460	260	252	2 671
Total borrowings [1] [2]	**1 025**	**368**	**362**	**2 859**

(1) On 11 December 2009, the Company entered into a loan facility with Nedbank Limited, comprising a Term Facility of R900 million and a Revolving Credit Facility of R600 million. Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three-month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly.

The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The Revolving Credit Facility is repayable after three years. The Group drew down R650 million of the Term Facility during December 2009.

(2) Included in the borrowings is R102 million (September 2009: 104 million; June 2009: R106 million; December 2008: R198 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

	31 December 2009 R million	30 September 2009 (Unaudited) R million	30 June 2009 (Audited) R million	31 December 2008 R million
Due within one year	32	31	30	63
Due between one and five years	73	76	80	156
	105	107	110	219
Future finance charges	(3)	(3)	(4)	(21)
Total future minimum lease payments	**102**	**104**	**106**	**198**

8. Dividend declared

On 13 August 2009, the Board of Directors approved a final dividend for the 2009 financial year of 50 SA cents per share. The total dividend, amounting to R213 million, was paid on 21 September 2009.

	31 December 2009	30 September 2009 (Unaudited)	30 June 2009 (Audited)	31 December 2008
Dividend declared (R million)	–	213	–	–
Number of shares in issue (thousands)	426 079	426 025	425 987	417 638
Dividend per share (cents)	–	50	–	–

9. Commitments and contingencies

	31 December 2009 R million	30 September 2009 (Unaudited) R million	30 June 2009 (Audited) R million	31 December 2008 R million
Capital expenditure commitments				
Contracts for capital expenditure	411	528	478	692
Authorised by the directors but not contracted for	1 771	1 829	734	1 689
	2 182	**2 357**	**1 212**	**2 381**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

Class action. On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony's American Depositary Receipts (ADRs) with regard to certain of its business practises. Harmony has retained legal counsel, who advise Harmony on further developments in the U.S.

During January 2009, the plaintiff filed an Amended Complaint with the Court. Subsequently, the Company filed a Motion to Dismiss all claims asserted in the Class Action Case with the Court. The plaintiffs have filed an opposing response and the Company has since replied to that response. It is not possible to predict with certainty when the Court will rule on the Motion of Dismiss as the timing of the ruling is entirely within the discretion of the Court. It is currently not possible to estimate if there will be a financial effect, or what that effect might be.

10. **Subsequent events**

    In January 2010, the sale of Big Bell Operations (Proprietary) Limited, an operation in Western Australia, was concluded, in which the Group received an amount of AU$3.0 million and the release on performance bonds of AU$3.1 million.

11. **Segment report**

    The segment report follows on page 25.

12. **Reconciliation of segment information to consolidated income statements and balance sheet**

	31 December 2009 R million	31 December 2008 R million
The "Reconcilliation of segment data to consolidated financials" line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Revenue from:		
Discontinued operations	–	614
Production costs from:		
Discontinued operations	–	447
Reconciliation of cash operating profit to gross profit:		
Total segment revenue	5 718	6 442
Total segment production costs	(4 367)	(4 354)
Cash operating profit as per segment report	1 351	2 088
Less: Discontinued operations	–	(167)
Cash operating profit as per segment report	1 351	1 921
Cost of sales items other than production costs	(893)	(855)
Amortisation and depreciation	(671)	(618)
Impairment of assets	(104)	(151)
Employment termination and restructuring costs	(3)	(28)
Share-based payments	(72)	(22)
Rehabilitation costs	(8)	(10)
Care and maintenance costs of restructured shafts	(34)	(25)
Provision for post-retirement benefits	(1)	(1)
Gross profit as per income statements*	**458**	**1 066**
Reconciliation of total segment mining assets to consolidated property, plant and equipment:		
Property, plant and equipment not allocated to a segment		
Mining assets	755	569
Undeveloped property	5 386	5 168
Other non-mining assets	66	51
Less: Non-current assets previously classified as held-for-sale	–	(280)
	6 207	**5 508**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

13. **Review report**

    The condensed consolidated financial statements for the six months ended 31 December 2009 on pages 16 to 26 have been reviewed in accordance with International Standards on Review Engagements 2410 – "*Review of interim financial information performed by the Independent Auditors of the entity*" by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the Company's registered office.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (Rand/Metric)

	Revenue R million	Cash production cost R million	Cash operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Operations							
South Africa							
Underground							
Bambanani	490	369	121	680	51	1 878	270
Doornkop	259	209	50	2 699	151	990	278
Elandsrand	741	571	170	2 894	236	3 012	495
Evander	599	559	40	906	106	2 296	504
Masimong	648	360	288	711	85	2 601	469
Phakisa	161	139	22	3 898	266	610	158
Target	414	308	106	2 301	161	1 700	384
Tshepong	886	583	303	3 627	129	3 395	814
Virginia	813	789	24	841	99	3 253	1 015
Joel	291	209	82	135	50	1 106	248
Surface							
All surface operations [1]	416	271	145	141	44	1 674	4 384
Total South Africa	**5 718**	**4 367**	**1 351**	**18 833**	**1 378**	**22 515**	**9 019**
International							
Papua New Guinea [2]	–	–	–	3 805	429	768	–
Mount Magnet	–	–	–	17	–	–	–
Total international	**–**	**–**	**–**	**3 822**	**429**	**768**	**–**
Total operations	**5 718**	**4 367**	**1 351**	**22 655**	**1 807**	**23 283**	**9 019**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	–	–		6 207			
	5 718	**4 367**		**28 862**			

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

[2] Production statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

* Production statistics are not reviewed.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 (Rand/Metric)

	Revenue R million	Cash Production cost R million	Cash operating profit R million	Mining assets R million	Capital expenditure R million	Kilograms produced kg*	Tonnes milled t'000*
Continuing operations							
South Africa							
Underground							
Bambanani	509	342	167	695	20	2 116	264
Doornkop	157	138	19	2 338	217	589	253
Elandsrand	720	565	155	2 552	211	2 725	503
Evander	804	522	282	1 208	111	3 178	610
Masimong	592	336	256	663	68	2 445	457
Phakisa	60	43	17	3 406	237	244	66
Target	296	250	46	2 354	166	1 199	318
Tshepong	903	501	402	3 613	117	3 709	697
Virginia	1 043	758	285	924	82	4 313	1 149
Joel	271	190	81	127	24	1 115	275
Surface							
All surface operations [1]	473	262	211	150	31	1 921	4 198
Total South Africa	**5 828**	**3 907**	**1 921**	**18 030**	**1 284**	**23 554**	**8 790**
International							
Papua New Guinea	–	–	–	4 008	933	–	–
Mount Magnet	–	–	–	240	–	–	–
Total international	**–**	**–**	**–**	**4 248**	**933**	**–**	**–**
Total continuing operations	**5 828**	**3 907**	**1 921**	**22 278**	**2 217**	**23 554**	**8 790**
Discontinued operations							
Cooke operations	614	447	167	–	87	2 500	1 287
Total discontinued operations	**614**	**447**	**167**	**–**	**87**	**2 500**	**1 287**
Total operations	**6 442**	**4 354**	**2 088**	**22 278**	**2 304**	**26 054**	**10 077**
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 12)	(614)	(447)		5 508			
	5 828	**3 907**		**27 786**			

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

* Production statistics are not reviewed.

Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
("Harmony" or "Company")
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE 000015228

Results for the
second quarter and six months
ended 31 December 2009

Results for the
second quarter and six months ended
31 December 2009
(US$)

OPERATING RESULTS (US$/Imperial)

			Underground production – South Africa										Total SA Underground	Surface production – South Africa			Total SA Surface	Other	South Africa Total	PNG*	Harmony Total
			Bambanani	Doornkop	Elandsrand	Evander	Joel	Masimong	Phakisa	Target	Tshepong	Virginia		Kalgold	Phoenix	Dumps					
Ore milled – t'000	**Dec-09**		**136**	**163**	**259**	**270**	**124**	**259**	**96**	**211**	**437**	**519**	**2 474**	**466**	**1 678**	**383**	**2 527**	**–**	**5 001**	**–**	**5 001**
	Sep-09		162	143	287	286	150	258	78	213	461	600	2 638	498	1 524	285	2 307	–	4 945	–	4 945
Gold produced – oz	**Dec-09**		**29 964**	**15 754**	**44 593**	**33 983**	**19 001**	**39 931**	**11 253**	**25 431**	**54 399**	**50 959**	**325 268**	**11 253**	**5 948**	**7 973**	**25 174**	**–**	**350 442**	**21 514**	**371 956**
	Sep-09		30 415	16 075	52 245	39 835	16 558	43 693	8 359	29 225	54 753	53 627	344 785	13 343	5 208	10 095	28 646	–	373 431	3 168	376 599
Yield – oz/t	**Dec-09**		**0.220**	**0.097**	**0.172**	**0.126**	**0.153**	**0.154**	**0.117**	**0.121**	**0.124**	**0.098**	**0.131**	**0.024**	**0.003**	**0.021**	**0.009**	**–**	**0.070**	**–**	**0.070**
	Sep-09		0.188	0.112	0.182	0.139	0.110	0.169	0.107	0.137	0.119	0.090	0.131	0.027	0.003	0.035	0.012	–	0.076	–	0.076
Cash operating costs – $/oz	**Dec-09**		**747**	**825**	**827**	**1 036**	**695**	**593**	**897**	**758**	**675**	**1 002**	**804**	**771**	**642**	**708**	**721**	**–**	**798**	**–**	**798**
	Sep-09		798	685	730	906	795	552	887	665	673	999	766	691	695	419	596	–	753	–	753
Cash operating costs – $/t	**Dec-09**		**165**	**80**	**142**	**130**	**106**	**91**	**105**	**91**	**84**	**98**	**106**	**19**	**2**	**15**	**7**	**–**	**56**	**–**	**56**
	Sep-09		150	77	133	126	88	93	95	91	80	89	100	19	2	15	7	–	57	–	57
Gold sold – oz	**Dec-09**		**31 154**	**16 622**	**47 840**	**37 231**	**19 773**	**39 449**	**11 703**	**23 566**	**56 617**	**50 348**	**334 303**	**12 635**	**5 948**	**7 973**	**26 556**	**–**	**360 859**	**13 375**	**374 234**
	Sep-09		31 283	16 075	46 072	38 677	17 008	43 371	8 616	30 704	56 296	53 242	341 344	12 153	5 208	10 095	27 456	–	368 800	–	368 800
Revenue ($'000)	**Dec-09**		**34 225**	**18 530**	**52 249**	**41 179**	**21 814**	**43 323**	**12 871**	**26 067**	**62 124**	**55 371**	**367 753**	**13 740**	**6 571**	**8 829**	**29 140**	**–**	**396 893**	**–**	**396 893**
	Sep-09		30 037	15 477	44 933	37 315	16 408	41 622	8 262	28 188	54 051	51 162	327 455	10 755	5 026	9 723	25 504	–	352 959	–	352 959
Cash operating costs ($'000)	**Dec-09**		**22 373**	**12 994**	**36 889**	**35 208**	**13 200**	**23 679**	**10 097**	**19 281**	**36 726**	**51 060**	**261 507**	**8 679**	**3 817**	**5 642**	**18 138**	**–**	**279 645**	**–**	**279 645**
	Sep-09		24 257	11 018	38 158	36 095	13 156	24 098	7 417	19 444	36 864	53 576	264 083	9 217	3 619	4 233	17 069	–	281 152	–	281 152
Inventory movement ($'000)	**Dec-09**		**1 172**	**1 339**	**1 865**	**2 851**	**678**	**(350)**	**519**	**559**	**1 887**	**(806)**	**9 714**	**736**	**–**	**–**	**736**	**–**	**10 450**	**–**	**10 450**
	Sep-09		559	2 076	(2 080)	(949)	303	(230)	171	1 062	849	(551)	1 210	(358)	–	–	(358)	–	852	–	852
Operating costs ($'000)	**Dec-09**		**23 545**	**14 333**	**38 754**	**38 059**	**13 878**	**23 329**	**10 616**	**19 840**	**38 613**	**50 254**	**271 221**	**9 415**	**3 817**	**5 642**	**18 874**	**–**	**290 095**	**–**	**290 095**
	Sep-09		24 816	13 094	36 078	35 146	13 459	23 868	7 588	20 506	37 713	53 025	265 293	8 859	3 619	4 233	16 711	–	282 004	–	282 004
Operating profit ($'000)	**Dec-09**		**10 680**	**4 197**	**13 495**	**3 120**	**7 936**	**19 994**	**2 255**	**6 227**	**23 511**	**5 117**	**96 532**	**4 325**	**2 754**	**3 187**	**10 266**	**–**	**106 798**	**–**	**106 798**
	Sep-09		5 221	2 383	8 855	2 169	2 949	17 754	674	7 682	16 338	(1 863)	62 162	1 896	1 407	5 490	8 793	–	70 955	–	70 955
Capital expenditure ($'000)	**Dec-09**		**3 727**	**10 513**	**16 654**	**7 260**	**4 330**	**6 012**	**18 419**	**10 269**	**7 674**	**6 330**	**91 188**	**239**	**264**	**–**	**503**	**3 311**	**95 002**	**24 114**	**119 116**
	Sep-09		2 958	9 351	14 306	6 638	2 289	4 995	16 409	10 757	9 146	6 625	83 474	233	193	–	426	1 729	85 629	31 971	117 600

* Production and sales statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited) US$ million	30 September 2009 (Unaudited) US$ million	31 December[1] 2008 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 December[1] 2008 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Continuing operations						
Revenue	397	353	317	750	659	1 277
Cost of sales	(355)	(335)	(241)	(690)	(538)	(1 104)
Production cost	(290)	(282)	(205)	(572)	(442)	(850)
Amortisation and depreciation	(43)	(45)	(31)	(88)	(70)	(167)
Impairment of assets	(14)	–	–	(14)	(17)	(61)
Employment termination and restructuring costs	–	–	(2)	–	(3)	(4)
Other items	(8)	(8)	(3)	(16)	(6)	(22)
Gross profit	**42**	**18**	**76**	**60**	**121**	**173**
Corporate, administration and other expenditure	(15)	(11)	(9)	(27)	(21)	(40)
Exploration expenditure	(7)	(8)	(8)	(14)	(15)	(32)
(Loss)/profit on sale of property, plant and equipment	–	–	(8)	1	51	116
Other (expenses)/income – net	(2)	(9)	16	(13)	17	(3)
Operating profit/(loss)	**18**	**(10)**	**67**	**7**	**153**	**214**
Profit/(loss) from associates	3	4	(5)	7	(6)	1
Impairment of investment in associate	–	–	–	–	(13)	(14)
Fair value movement of listed investments	–	–	(12)	–	(13)	(10)
Profit on sale of listed investments	–	–	–	1	–	–
Investment income	7	9	11	16	21	49
Finance cost	(5)	(4)	(6)	(9)	(17)	(24)
Profit/(loss) before taxation	**23**	**(1)**	**55**	**22**	**125**	**216**
Taxation	(8)	(2)	(22)	(10)	(51)	(23)
Net profit/(loss) from continuing operations	**15**	**(3)**	**33**	**12**	**74**	**193**
Discontinued operations						
Profit from discontinued operations	–	–	100	–	120	118
Net profit/(loss)	**15**	**(3)**	**133**	**12**	**194**	**311**
Earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	4	(1)	8	3	18	47
– Earnings from discontinued operations	–	–	24	–	30	28
Total earnings/(loss) per ordinary share (cents)	**4**	**(1)**	**32**	**3**	**48**	**75**
Diluted earnings/(loss) per ordinary share (cents)						
– Earnings/(loss) from continuing operations	4	(1)	8	3	18	46
– Earnings from discontinued operations	–	–	24	–	30	28
Total diluted earnings/(loss) per ordinary share (cents)	**4**	**(1)**	**32**	**3**	**48**	**74**

[1] The comparative figures are re-presented due to Mount Magnet being reclassified as part of continuing operations.

The currency conversion average rates for the quarter ended: December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78, December 2008: US$1 = R9.93)

The currency conversion average rates for the six months ended: December 2009: US$1 = R7.63 (December 2008: US$1 = R8.84)

The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Note on convenience translations

Except where specific statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 30 to 36.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)

| | Quarter ended | | | Six months ended | | Year ended |
	31 December 2009 (Unaudited) US$ million	30 September 2009 (Unaudited) US$ million	31 December 2008 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 December 2008 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Net profit/(loss) for the period	**15**	**(3)**	**133**	**12**	**194**	**311**
Attributable to:						
Owners of the parent	15	(3)	133	12	194	311
Non-controlling interest	–	–	–	–	–	–
Other comprehensive (loss)/income for the period, net of income tax	(7)	1	(12)	(5)	(3)	111
Foreign exchange translation	(8)	2	(21)	(5)	(10)	105
Mark-to-market of available-for-sale investments	1	(1)	9	–	7	6
Total comprehensive income/(loss) for the period	**8**	**(2)**	**121**	**7**	**191**	**422**
Attributable to:						
Owners of the parent	8	(2)	121	7	191	422
Non-controlling interest	–	–	–	–	–	–

The currency conversion average rates for the quarter ended: December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78, December 2008: US$1 = R9.93)

The currency conversion average rates for the six months ended: December 2009: US$1 = R7.63 (December 2008: US$1 = R8.84)

The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(Convenience translation)

	At 31 December 2009 (Unaudited) US$ million	At 30 September 2009 (Unaudited) US$ million	At 30 June 2009 (Audited) US$ million	At 31 December 2008 (Unaudited) US$ million
ASSETS				
Non-current assets				
Property, plant and equipment	3 916	3 774	3 614	2 988
Intangible assets	301	294	288	239
Restricted cash	23	22	21	18
Restricted investments	230	221	212	168
Investments in financial assets	3	5	7	3
Investments in associates	52	48	43	24
Inventories	10	–	–	–
Trade and other receivables	10	10	10	6
	4 545	4 374	4 195	3 446
Current assets				
Inventories	150	152	134	97
Income and mining taxes	7	6	6	12
Trade and other receivables	150	111	115	293
Restricted cash	38	–	–	–
Cash and cash equivalents	110	145	253	177
	455	414	508	579
Assets of disposal groups classified as held-for-sale	–	–	–	44
	455	414	508	623
Total assets	**5 000**	**4 788**	**4 703**	**4 069**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 812	3 726	4 004	2 917
Other reserves	51	51	(72)	72
Retained earnings/(accumulated loss)	132	113	(108)	(12)
	3 995	3 890	3 824	2 977
Non-current liabilities				
Deferred tax	450	433	421	398
Provisions for other liabilities and charges	219	207	198	128
Retirement benefit obligation and other provisions	23	22	22	16
Borrowings	77	14	14	20
	769	676	655	562
Current liabilities				
Borrowings	62	34	33	287
Trade and other payables	173	185	189	173
Income and mining taxes	1	3	2	29
	236	222	224	489
Liabilities of disposal groups classified as held-for-sale	–	–	–	41
	236	222	224	530
Total equity and liabilities	**5 000**	**4 788**	**4 703**	**4 069**
Number of ordinary shares in issue	426 079 492	426 024 653	425 986 836	417 637 697
Net asset value per share (cents)	937	913	898	713

Balance sheet for December 2009 converted at a conversion rate of US$1 = R7.37 (September 2009: R7.54, December 2008: R9.30).

The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)

(Convenience translation)

	Share capital US$ million	Other reserves US$ million	Retained earnings/ (accumulated loss) US$ million	Total US$ million
Balance – 30 June 2009	3 811	46	149	4 006
Issue of shares	1	–	–	1
Share-based payments	–	10	–	10
Comprehensive income for the period	–	(5)	12	7
Dividends paid	–	–	(29)	(29)
Balance as at 31 December 2009	**3 812**	**51**	**132**	**3 995**
Balance – 30 June 2008	2 784	73	(197)	2 660
Issue of shares	132	–	–	132
Share-based payments	–	2	–	2
Comprehensive income for the period	–	(3)	185	182
Balance as at 31 December 2008	**2 916**	**72**	**(12)**	**2 976**

The currency conversion closing rates for the six months ended December 2009: US$1 = R7.37 (December 2008: US$1 = R9.30)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2009 (Unaudited) US$ million	30 September 2009 (Unaudited) US$ million	31 December 2008 (Unaudited) US$ million	31 December 2009 (Unaudited) US$ million	31 December 2008 (Unaudited) US$ million	30 June 2009 (Audited) US$ million
Cash flow from operating activities						
Cash generated by operations	24	29	118	53	206	319
Interest and dividends received	7	9	11	16	22	51
Interest paid	(1)	(1)	(6)	(3)	(20)	(31)
Income and mining taxes paid	(5)	(3)	(14)	(8)	(16)	(85)
Cash generated by operating activities	25	34	107	58	192	254
Cash flow from investing activities						
(Increase)/decrease in restricted cash	(38)	–	1	(37)	(10)	(9)
Net proceeds on disposal of listed investments	4	2	–	6	–	–
Net (additions to)/disposal of property, plant and equipment	(117)	(117)	(85)	(236)	(8)	111
Other investing activities	–	1	6	1	8	(8)
Cash (utilised)/generated by investing activities	(151)	(114)	(78)	(266)	(10)	94
Cash flow from financing activities						
Borrowings raised	93	–	–	90	–	–
Borrowings repaid	(2)	(1)	(100)	(3)	(176)	(427)
Ordinary shares issued – net of expenses	–	–	98	1	99	194
Dividends paid	–	(29)	–	(29)	–	–
Cash generated/(utilised) by financing activities	91	(30)	(2)	59	(77)	(233)
Foreign currency translation adjustments	–	2	7	6	19	85
Net (decrease)/increase in cash and cash equivalents	(35)	(108)	34	(143)	124	200
Cash and cash equivalents – beginning of period	145	253	143	253	53	53
Cash and cash equivalents – end of period	**110**	**145**	**177**	**110**	**177**	**253**

Operating activities translated at average rates for the quarter ended December 2009: US$1 = R7.49 (September 2009: US$1 = R7.78, December 2008: US$1 = R9.93). Six months ended December 2009: US$1 = R7.63 (December 2008 : US$1 = 8.84)

Closing balance translated at closing rates of: December 2009: US$1 = R7.37 (September 2009: US$1 = R7.54, December 2008: US$1 = R9.30)

The cash flow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2009 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Cash production cost US$ million	Cash operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Operations							
South Africa							
Underground							
Bambanani	64	48	16	92	7	60 379	298
Doornkop	34	27	7	366	20	31 829	306
Elandsrand	97	75	22	393	31	96 838	546
Evander	78	73	5	123	14	73 818	556
Masimong	85	47	38	96	11	83 624	517
Phakisa	21	18	3	529	35	19 612	174
Target	54	40	14	312	21	54 656	424
Tshepong	116	76	40	492	17	109 152	898
Virginia	107	104	3	114	13	104 586	1 119
Joel	38	27	11	18	7	35 559	274
Surface							
All surface operations [1]	56	37	19	19	5	53 820	4 834
Total South Africa	**750**	**572**	**178**	**2 554**	**181**	**723 873**	**9 946**
International							
Papua New Guinea [2]	–	–	–	516	56	24 682	–
Mount Magnet	–	–	–	2	–	–	–
Total international	**–**	**–**	**–**	**518**	**56**	**24 682**	**–**
Total operations	**750**	**572**	**178**	**3 072**	**237**	**748 555**	**9 946**

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

[2] Production statistics for Hidden Valley are shown for information purposes. The mine is in a build-up phase and revenue and cost are currently capitalised until commercial levels of production are reached.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.63.

Mining assets are converted at the currency conversion rate of US$1 = R7.37.

SEGMENT REPORT FOR THE SIX MONTHS ENDED 31 DECEMBER 2008 (US$/Imperial) (Unaudited)
(Convenience translation)

	Revenue US$ million	Cash production cost US$ million	Cash operating profit US$ million	Mining assets US$ million	Capital expenditure US$ million	Ounces produced oz	Tons milled t'000
Continuing operations							
South Africa							
Underground							
Bambanani	58	39	19	75	2	68 031	292
Doornkop	17	16	1	251	25	18 936	279
Elandsrand	82	64	18	274	24	87 610	555
Evander	91	59	32	130	13	102 175	672
Masimong	67	39	28	71	8	78 609	504
Phakisa	7	5	2	366	27	7 844	73
Target	33	28	5	253	18	38 549	351
Tshepong	102	57	45	388	13	119 247	768
Virginia	119	87	32	99	9	138 666	1 267
Joel	30	22	8	14	3	35 848	303
Surface							
All surface operations [1]	53	26	27	16	4	61 762	4 629
Total South Africa	**659**	**442**	**217**	**1 937**	**146**	**757 277**	**9 693**
International							
Papua New Guinea	–	–	–	431	105	–	–
Mount Magnet	–	–	–	26	–	–	–
Total international	**–**	**–**	**–**	**457**	**105**	**–**	**–**
Total continuing operations	**659**	**442**	**217**	**2 394**	**251**	**757 277**	**9 693**
Discontinued operations							
Cooke operations	71	52	19	–	10	80 377	1 419
Total discontinued operations	**71**	**52**	**19**	**–**	**10**	**80 377**	**1 419**
Total operations	**730**	**494**	**236**	**2 394**	**261**	**837 654**	**11 112**

Notes:

[1] Includes Kalgold, Phoenix and Dumps.

All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R8.84.

Mining assets are converted at the currency conversion rate of US$1 = R9.30.

DEVELOPMENT RESULTS (Metric)

Quarter ended December 2009

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	516	500	7.12	134.10	954
B Reef	110	118	117.40	7.62	895
All Reefs	**625**	**618**	**28.17**	**33.46**	**943**
Phakisa					
Basal	253	228	28.03	29.13	816
All Reefs	**253**	**228**	**28.03**	**29.13**	**816**
Bambanani					
Basal	146.7	144	113.00	16.03	1 811
All Reefs	**147**	**144**	**113.00**	**16.03**	**1 811**
Doornkop					
Kimberley Reef	295.6	234	361.38	1.98	716
South Reef	222.5	246	37.44	28.91	1 082
All Reefs	**518**	**480**	**195.36**	**4.62**	**904**
Elandsrand					
VCR Reef	772.0	798	120.82	12.03	1 453
All Reefs	**772**	**798**	**120.82**	**12.03**	**1 453**
Target					
Elsburg	93.5	35	139.00	22.56	3 136
All Reefs	**94**	**35**	**139.00**	**22.56**	**3 136**
Masimong					
Basal	480.7	478	51.74	12.76	660
B Reef	25.6	–	–	–	–
All Reefs	**506**	**478**	**51.74**	**12.76**	**660**
Evander					
Kimberley	725.1	690	98.03	13.70	1 343
All Reefs	**725**	**690**	**98.03**	**13.70**	**1 343**
Virginia (incl. Unisel & Brand 3)					
Basal	1 007.8	872	83.83	8.90	746
Leader	1 035.6	950	161.11	6.02	969
A Reef	244.2	238	86.37	7.77	671
Middle	107.5	74	159.78	4.64	741
All Reefs	**2 395**	**2 134**	**121.15**	**6.91**	**837**
Joel					
Beatrix	854.5	867	114.00	12.06	1 375
All Reefs	**855**	**867**	**114.00**	**12.06**	**1 375**
Total Harmony					
Basal	2 404	2 222	55.83	15.23	850.55
Beatrix	855	867	114.00	12.06	1 375.00
Leader	1 036	950	161.11	6.02	969.22
B Reef	135	118	117.40	7.62	894.67
A Reef	244.2	238	86.37	7.77	671.24
Middle	107.5	74	159.78	4.64	740.65
Elsburg	93.5	35	139.00	22.56	3 136.00
Kimberley	1 020.7	924	164.72	7.19	1 184.24
South Reef	223	246	37.44	28.91	1 082.32
VCR	772	798	120.82	12.03	1 453.21
All Reefs	**6 890**	**6 472**	**105.82**	**10.15**	**1 074**

DEVELOPMENT RESULTS (Imperial)

Quarter ended December 2009

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 692	1 640	3.00	3.65	11
B Reef	359	387	46.00	0.22	10
All Reefs	**2 051**	**2 027**	**11.00**	**0.98**	**11**
Phakisa					
Basal	831	748	11.00	0.85	9
All Reefs	**831**	**748**	**11.00**	**0.85**	**9**
Bambanani					
Basal	481	472	44.00	0.47	21
All Reefs	**481**	**472**	**44.00**	**0.47**	**21**
Doornkop					
Kimberley Reef	970	768	142.00	0.06	8
South Reef	730	807	15.00	0.83	12
All Reefs	**1 700**	**1 575**	**77.00**	**0.13**	**10**
Elandsrand					
VCR Reef	2 533	2 618	48.00	0.35	17
All Reefs	**2 533**	**2 618**	**48.00**	**0.35**	**17**
Target					
Elsburg	307	115	55.00	0.65	36
All Reefs	**307**	**115**	**55.00**	**0.65**	**36**
Masimong					
Basal	1 577	1 568	20.00	0.38	8
B Reef	84	–	–	–	–
All Reefs	**1 661**	**1 568**	**20.00**	**0.38**	**8**
Evander					
Kimberley	2 379	2 264	39.00	0.40	15
All Reefs	**2 379**	**2 264**	**39.00**	**0.40**	**15**
Virginia (incl. Unisel & Brand 3)					
Basal	3 306	2 861	33.00	0.26	9
Leader	3 398	3 117	63.00	0.18	11
A Reef	801	781	34.00	0.23	8
Middle	353	243	63.00	0.13	9
All Reefs	**7 858**	**7 002**	**48.00**	**0.20**	**10**
Joel					
Beatrix	2 803	2 844	45.00	0.35	16
All Reefs	**2 803**	**2 844**	**45.00**	**0.35**	**16**
Total Harmony					
Basal	7 887	7 289	22.00	0.44	9.77
Beatrix	2 803	2 844	45.00	0.35	15.79
Leader	3 398	3 117	63.00	0.18	11.13
B Reef	443	387	46.00	0.22	10.27
A Reef	801	781	34.00	0.23	7.71
Middle	353	243	63.00	0.13	8.50
Elsburg	307	115	55.00	0.65	36.01
Kimberley	3 349	3 032	65.00	0.21	13.60
South Reef	730	807	15.00	0.83	12.43
VCR	2 533	2 618	48.00	0.35	16.69
All Reefs	**22 604**	**21 233**	**42.00**	**0.29**	**12**

NOTES

NOTES

CONTACT DETAILS

HARMONY GOLD MINING COMPANY LIMITED

Corporate Office

Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
South Africa
Telephone : +27 11 411 2000
Website : http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
F Abbott (Executive Director)
J A Chissano*[1]
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
([1] Mocambican)
(+ US/Mali Citizen)

Investor Relations Team

Esha Brijmohan
Investor Relations Officer
Telephone : +27 11 411 2314
Fax : +27 11 692 3879
Mobile : +27 82 759 1775
E-mail : esha@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za

Company Secretary

Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail : Khanya.maluleke@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone : +27 86 154 6572
Fax : +27 86 674 3260

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone : +44 (0) 20 8639 3399
0871 664 0300 (UK)
Fax : +44 (0) 20 8639 2220

ADR Depositary

The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone : +1888-BNY-ADRS
Fax : +1 212 571 3050

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone : +27 11 507 0300
Fax : +27 11 507 0503

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange Plc	HRM
Euronext, Paris	HG
Euronext, Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06
Incorporated in the Republic of South Africa

ISIN: ZAE 000015228

PRINTED BY INCE (PTY) LTD W2CF07873

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director